February [ ], 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549
Re: American International Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Form 8-K filed December 2, 2008
File No. 1-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated December 19, 2008 and thank you for your comments concerning American International Group, Inc.’s (AIG) captioned filings. This letter sets forth AIG’s responses to each of the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your questions below to facilitate your review.
General
1.	We note that you will reconsider the nature of disclosure necessary to reasonably inform investors about your multi-sector credit default swaps based on the terms of and transactions involving your recently negotiated facility with the Federal Reserve Bank of New York. On the basis of the disclosure in Note 11 and your subsequently filed Form 8-K, we are not in a position to assess whether the disclosure you currently provide or that we request below would be unnecessary. Given the apparent significance of the transaction, we encourage you to provide to us the disclosure you will provide to reasonably inform investors about this transaction, its accounting, and its effects as well as any additional analysis necessary to understand your accounting treatment prior to filing your Form 10-K.

AIG Response:

In response to the Staff’s comment, we have attached a draft of the disclosure to be included in AIG’s Form 10-K for Fiscal Year Ended December 31, 2008 (2008 Form 10-K) with respect to the accounting treatment and the valuation including sensitivity analysis for the Maiden Lane III transaction in Appendices 1 and 2, respectively, and AIGFP’s super senior credit default swap portfolio as Appendix 3.
Form 10-Q for the Fiscal Quarter Ended September 30. 2008
Note 3 —Fair Value Measurements, page 14
2.	In order to help us evaluate your response to prior comment 10, please revise your disclosure to reconcile amounts in the table on page 20 with the descriptions and amounts in footnote “a” to that table. Also, revise the disclosure to

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explain why the counterparty netting adjustments do not net to zero.
AIG Response:
The counterparty netting adjustments in the table on page 20, “Counterparty Netting” column, of the September 30, 2008 Form 10-Q were made in accordance with the provisions of paragraphs 10, 10A and 10B of FIN 39. These include adjustments to set off fair value amounts recognized with the same counterparty when applying the netting provisions of paragraph 10 of FIN 39 of $42.8 billion, and amounts recognized for the cash collateral posted or received by AIG with respect to master netting agreements of $33.1 billion and $6.5 billion, respectively. These amounts can be reconciled to the table as follows:

(in billions)	Assets	Liabilities

Adjustments to set off fair value amounts recognized with the same counterparty	$(42.8)	$(42.8)
Amounts recognized for the cash collateral posted and received	(6.5)	(33.1)

Total Counterparty Netting	$(49.3)	$(75.9)

In response to the Staff’s comment, AIG will revise the table to include separate columns for amounts recognized with the same counterparty when applying the netting provisions of paragraphs 10, 10A and 10B of FIN 39, and amounts recognized for the cash collateral posted or received by AIG with respect to master netting agreements in its 2008 Form 10-K as follows:
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

						Total
				Counterparty	Cash	December 31,
(in millions)	Level 1	Level 2	Level 3	Netting(a)	Collateral (b)	2008

Assets:
Liabilities:

a)	Represents netting of derivative exposures covered by a qualifying master netting agreement in accordance with FIN 39.

b)	Represents cash collateral posted and received by AIG.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
AIGFP’s Super Senior Credit Default Swap Portfolio page 113
3.	We acknowledge your disclosure in response to prior comment 1(C) related to collateral posting. In order to facilitate an understanding of your liquidity, please expand this disclosure as follows:
•	Separately quantify collateral posted and collateral which you have agreed to post. (A)

•	Provide a breakdown of these amounts for each type of CDS contract shown in the tables on pages 114 and 115 at each balance sheet date. Link the collateral posted to amounts recorded on your consolidated balance sheets. (B)

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•	Provide a roll forward of collateral posting activity for all periods presented. (C)

•	Explain the difference between “market value” of the relevant underlying CDO security and `replacement value of the transaction.” (D)
AIG Response:
For the convenience of the Staff, we have labeled the subparts of comment 1 and respond as follows.
A.	The phrase “AIGFP had either agreed to post or posted collateral based on exposures, calculated in respect of super senior credit default swaps, in an aggregate amount” was meant to capture all exposure amounts agreed with counterparties on AIGFP’s super senior credit default swap portfolio that were the basis for collateral postings made as of that date, irrespective of whether that collateral was offset against collateral amounts owed to AIGFP for other transactions under the same master netting arrangements. AIG will revise the language accordingly in its 2008 Form 10-K. In addition, AIG will further expand its quantitative disclosures on the amount of collateral posted to include the following table:
The amount of collateral postings with respect to AIGFP’s super senior credit default swap portfolio (prior to offsets for other transactions) were as follows:

	December 31,			September 30,	December 31,
(in millions)	2007	March 31, 2008	June 30, 2008	2008	2008

Regulatory Capital				[REDACTED]	[REDACTED]
Arbitrage – Multi-Sector CDO				[REDACTED]	[REDACTED]
Arbitrage — Corporate				[REDACTED]	[REDACTED]

Total				$32,800	[REDACTED]

As disclosed in Appendix 3, the amount of collateral postings for all periods prior to December 31, 2007 was insignificant.

B.	Please refer to our response in Subpart A of comment 3 above. AIG linked the fair value amount of the derivative liability on page 114 of Form 10-Q for the quarterly period ended September 30, 2008 to the derivative liability recorded on the balance sheet through the table on page 20, footnote d. AIG will include similar linkage in its 2008 Form 10-K.

C.	Collateral arrangements, in the form of both cash and securities, are integral to a significant portion of AIGFP’s business and these arrangements with counterparties often extend across multiple products. Consequently, it is not possible to provide a roll forward for any particular product or to link collateral agreed to be posted for any one product to the amounts reported in the balance sheet. Because liquidity issues associated with collateral requirements are not limited to the super senior CDS portfolio, AIG will provide a roll forward of its collateral postings on an aggregate AIGFP basis in its 2008 Form 10-K as follows:
The following table presents a roll forward of the amount of collateral posted by AIGFP during 2008:

	Collateral Posted		Collateral		Collateral Posted
	as of December	Additional	Returned by	Collateral	as of December
	31, 2007	Postings	Counterparties	Surrendered(a)	31, 2008

Collateralized GIAs and other borrowings	$	$	$		$
Derivatives (including super senior credit default swaps)

Total	$	$	$		$

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(a)	Represents the surrender of collateral previously posted with counterparties to effect terminations of AIGFP’s super senior credit default swaps in connection with the Maiden Lane III Transaction.
D.	In response to the Staff’s comment, AIG will include disclosure to describe the difference between “market value” and “replacement value of the transaction” as follows:
As of any date, the “market value” of the relevant CDO security is the price at which a marketplace participant would be willing to purchase such CDO security in a market transaction on such date, while the “replacement value of the transaction” is the cost on such date of entering into a credit default swap transaction with substantially the same terms on the same referenced obligation (e.g., the CDO security).
4.	Please refer to prior comment 1(D). We were unable to locate your disclosure of incurred payment obligations on pages 101 and 102. Please advise.

AIG Response:

AIG disclosed the payment obligations that have been incurred and where these are recorded on the balance sheet on pages 101 and 102 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
Page 101:
During the third quarter of 2008, AIGFP purchased super senior CDO securities with a net notional amount of $5.7 billion in connection with 2a-7 Puts. Upon purchase, $4.1 billion of these securities were included in AIGFP’s trading securities portfolio and $1.6 billion of the securities were included in the available for sale portfolio at their fair value. Effective January 1, 2008 and until August 2008, AIGFP elected to apply the fair value option to all of its investment securities. In August 2008, AIGFP revised this election and now evaluates whether to elect the fair value option on a case by case basis for securities purchased in connection with the existing structured transaction. Approximately $840 million of the cumulative unrealized market valuation loss previously recognized on these derivatives was realized as a result of these purchases.
Page 102:
During the nine month period ended September 30, 2008, AIGFP extinguished its obligations with respect to a credit default swap by purchasing the protected CDO security for $103 million, its principal amount outstanding related to this obligation. Additionally, AIGFP purchased other super senior CDO securities with a net notional amount of $6.6 billion in connection with 2a-7 Puts. Upon purchase, $5.0 billion of these securities were included in AIGFP’s trading portfolio and $1.6 billion in available for sale portfolio at their fair value. Approximately $907 million of the cumulative unrealized market valuation loss previously recognized on these derivatives was realized as a result of these purchases.
In future filings, AIG will modify its language to clarify that the purchases described above were payment obligations that had been incurred under the CDS transactions.
5.	On page 177, you state that “write-downs ... of a referenced credit” represent a cash settlement triggering event. Please disclose the specific events that constitute a `write-down.”

AIG Response:

In response to the Staff’s comment, AIG will include disclosure to specify events that constitute a write-down in its 2008 Form 10-K as follows:
A “write-down” with respect to a referenced credit may arise as a result of a reduction in the outstanding

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principal amount of such referenced credit (other than as a result of a scheduled or unscheduled payment of principal), whether caused by a principal deficiency, realized loss or forgiveness of principal. An implied write-down may also result from the existence of a shortfall between the referenced credit’s pool principal balance and the aggregate balance of all pari passu obligations and senior securities backed by the same pool.
6.	Part of our objective of prior comment 1E was to elicit quantified disclosure to facilitate an understanding of the amount of losses that would have to be absorbed by other classes of CDO securities before the referenced CDO security incurs a loss. While the subordination disclosed in the table on page 115 appears to be a component of this amount, it is unclear whether, and if so how, the existence of “cash flow diversion mechanisms of the CDO” and the classes of CDO securities that rank pari passu with the referenced CDO security impacts this amount. Please provide clarifying disclosure. Please also revise the disclosure to quantify the extent to which erosion of transaction cash flows has occurred since transaction inception. Such disclosure might include, but not necessarily be limited to, the original and current subordination levels.

AIG Response:

In response to the Staff’s comment, AIG will provide clarifying disclosure and the quantification of the extent to which erosion of transaction cash flows has occurred since transaction inception in its 2008 Form 10-K as follows:
In addition to subordination, cash flow diversion mechanics may provide further protection from losses for holders of the super senior CDO securities. Following the acceleration of a CDO security, all, or a portion of, available cash flows in a CDO could be diverted from the junior tranches to the most senior tranches. In a CDO with such a feature, the junior tranches may not receive any cash flows until all interest on, and principal of, the super senior tranches are paid in full. Thus, potential losses borne by the holders of the super senior CDO securities may be mitigated as cash flows that would otherwise be payable to junior tranches throughout the entire CDO capital structure are instead diverted directly to the most senior tranches. Cash flow diversion mechanics also may arise in the context of over-collateralization tests. Upon a failure by the CDO issuer to comply with certain over-collateralization tests (other than those that trigger an indenture event of default), cash flows that would otherwise be payable to certain junior tranches throughout the CDO capital structure may instead be diverted to more senior tranches. Consequently, the super senior risk layer is paid down at a faster rate, effectively increasing the relative level of subordination.
The existence of a tranche of securities ranking pari passu with the super senior CDO securities does not provide additional subordination that protects holders of the super senior CDO securities, as holders of such pari passu securities are entitled to receive payments from available cash flows at the same level of priority as holders of the super senior securities. Thus, a pari passu tranche of securities does not affect the amount of losses that have to be absorbed by classes of CDO securities other than the super senior CDO securities before the super senior securities incur a loss, although the pari passu tranche will absorb losses on a pro rata basis after subordinate classes of securities are exhausted.
The following table presents, for each multi-sector CDO that is a reference obligation in a CDS written by AIGFP, the gross and net notional amounts at December 31, 2008, attachment points at inception and at December 31, 2008 and percentage of gross notional amount rated less than B- at December 31, 2008:

Percentage of Gross
	Gross	Net	Attachment	Attachment	Notional Amount Rated
	Notional Amount at	Notional Amount at	Point at	Point at	less than B-
CDO	December 31, 2008	December 31, 2008	Inception(a)	December 31, 2008(a)	at December 31, 2008

	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Total	[REDACTED]	[REDACTED]

(a)	Expressed as a percentage of gross notional amount.
In a number of instances, the level of subordination with respect to individual CDOs has increased since inception relative to the overall size of the CDO because while the super senior tranches are amortizing, subordinate layers have not been reduced by realized losses to date. Such losses are expected to emerge in the future. At inception, substantially all of the underlying assets were rated B- or higher and, in most cases, at least BBB. Thus, the percentage of gross notional amount rated less than B- represents deterioration in the credit quality of the underlying assets.
7.	The disclosure on page 122 suggests that your exposure to regulatory capital credit default swaps could be material. In order to facilitate an understanding of your regulatory capital credit default swaps, please expand your disclosure to provide the following information:
•	Describe the contractual terms and market conditions that you expect will cause these regulatory capital relief trades to be terminated within the next 6-18 months.

•	Clarify how the CDS contracts written for regulatory capital relief facilitate compliance with regulatory capital requirements.

•	You indicate that these contracts provide credit protection but not risk mitigation to the counterparties. Please explain this apparent inconsistency.

•	Describe the specific contractual terms and market conditions that would require AIGFP to make a payment

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in connection with a regulatory capital relief trade. In your disclosure on page 115, your statement that these contracts will likely terminate at no additional cost to AIGFP appears to indicate that you expect no cash payments to occur. Please explain more specifically your basis for this assertion.

•	Describe the specific contractual terms and market conditions that caused AIGFP to post collateral in connection with these trades. Quantify the amount of collateral posted at each balance sheet date.

•	Provide quantified data for the securities underlying your regulatory capital relief trades, similar to that provided on pages 115 and 116 for your multi-sector CDOs, or explain why you believe that such information would not be useful to an investor.
AIG Response:
In response to the Staff’s comments, AIG will include additional disclosure in its 2008 Form 10-K as follows:
General Contractual Terms
Regulatory Capital Portfolio
A total of $XXX.X billion (consisting of corporate loans and prime residential mortgages) in net notional exposure of AIGFP’s super senior credit default swap portfolio as of December 31, 2008 represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than for arbitrage purposes. These transactions were entered into by Banque AIG, AIGFP’s French regulated bank subsidiary, and written on diversified pools of residential mortgages and corporate loans (made to both large corporations and small to medium sized enterprises). In exchange for a periodic fee, the counterparties receive credit protection with respect to diversified loan portfolios they own, thus reducing their minimum capital requirements.
The regulatory benefit of these transactions for AIGFP’s financial institution counterparties is generally derived from the terms of the Capital Accord of the Basel Committee on Banking Supervision (Basel I) that existed through the end of 2007 and which is in the process of being replaced by the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). Prior to the adoption of Basel II, a financial institution was required to hold capital against its assets, based on the categorization of the issuer or guarantor of the assets. One of the means for a financial institution to reduce its required regulatory capital was to purchase credit protection on a group of its assets from a regulated financial institution, such as Banque AIG, in order to benefit from such regulated financial institution’s lower risk weighting (e.g. 20 percent vs. 100 percent) that is assigned to those assets under Basel I. A lower risk weighting reduces the amount of capital a financial institution is required to hold against such assets.
Unlike Basel I, Basel II gives credit to the relative risk of loss associated with the assets, meaning that less capital is required for such assets. After a financial institution has implemented a capital model that is compliant with Basel II and has obtained approval from its local regulator, the CDS transactions provide no additional regulatory benefit in most cases, except during a transition period. The Basel II implementation includes a transition period during which the financial institutions must calculate their capital requirements under both Basel I and Basel II (until December 31, 2009). During this period, the capital required is “floored” at a percentage of the Basel I capital calculation; therefore, until early 2010, these CDS transactions may still provide regulatory capital benefit for AIGFP’s counterparties, depending on each counterparty’s particular circumstances. In addition, in a limited number of instances, counterparties may decide to hold these CDSs for a longer period of time because they provide a regulatory capital benefit, while smaller, under Basel II.
Given the prospect of Basel II, the CDS transactions were structured with early termination rights for counterparties following a regulatory event such as the implementation of Basel II. The pace at which the CDS transactions were and will be terminated early varies among the counterparties based on a number of factors including their progress in having the internal capital models approved by their national regulator, the effect of the transitional floor on overall total capital charges, the counterparties’ capital needs and their sensitivity to Basel I capital measures. AIG expects that the counterparties in the remaining CDS transactions will terminate the vast majority of transactions with AIGFP during this transition period within the next 15 months.

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When a counterparty elects to terminate a transaction early pursuant to the terms of the contracts, the early termination is at no cost to AIGFP. The counterparty may be required to pay the remaining balance of an agreed-upon minimum fee to AIGFP. Typically, the minimum guaranteed fee on recent transactions is equal to the fees due to AIGFP through the first call date (which is the first date on which a counterparty can terminate the transaction at no cost). During 2008, $XX.X billion in net notional amount was terminated or matured. Through February [ ], 2009, AIGFP has also received formal termination notices for an additional $XX.X billion in net notional amount with effective termination dates in 2009.
The regulatory capital relief CDS transactions require cash settlement and, other than collateral posting, AIGFP is required to make a payment in connection with a regulatory capital relief transaction only if realized credit losses in respect of the underlying portfolio exceed AIGFP’s attachment point (see Triggers and Settlement Alternatives below).
The super senior tranches of these CDS transactions continue to be supported by high levels of subordination, which, in most instances, have increased since origination. The weighted average subordination supporting the European residential mortgage and corporate loan referenced portfolios at December 31, 2008 was XX.X percent and XX.X percent, respectively. Delinquencies, defaults and realized losses for both types of referenced portfolios have been modest to date. The highest level of realized losses to date in any single residential mortgage and corporate loan pool was XX.X percent and X.XX percent, respectively. The European residential mortgage portfolios are each comprised of thousands of seasoned, prime, full documentation, mostly first lien, owner-occupied mortgages originated largely at bank retail branches at modest loan-to-value (LTV) ratios, except for one $X.X billion high LTV CDS   transaction, which benefits from both subordination and a significant percentage of pool mortgage insurance. The corporate loan transactions are each comprised of several hundred secured and unsecured loans diversified by industry and, in some instances, by country, and have tight per-issuer concentration limits. Both types of transactions generally allow some substitution and replenishment of loans, subject to tightly defined constraints, as older loans mature or are prepaid. These replenishment rights usually mature within the first few years of the trade, after which the proceeds of any prepaid or maturing loans are applied first to the super senior tranche (sequentially), thereby increasing the subordination supporting the balance of AIGFP’s super senior CDS exposure.
The following graph presents subordination level from highest to lowest and realized losses as a percent of gross notional amount for each regulatory capital relief super senior CDS transaction written on a diversified portfolio of corporate loans as of December 31, 2008:

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The following graph presents subordination level from highest to lowest and realized losses as a percent of notional amount for each regulatory capital relief super senior CDS transaction written on a diversified portfolio of residential mortgages as of December 31, 2008:
Given the current performance of the underlying portfolios, the level of subordination and the expectation that counterparties will terminate these transactions prior to their maturity; AIGFP does not expect that it will be

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required to make payments pursuant to the contractual terms of these transactions.
Triggers and Settlement Alternatives
Termination Events. Certain of the super senior credit default swaps provide the counterparties with an additional termination right once AIG’s rating level falls to BBB or Baa2. At that level, counterparties to the CDS transactions with the following net notional amounts at December 31, 2008, by portfolio, have the right to terminate the transactions early:

Net Notional Amount at
(in millions)	December 31, 2008

Multi-Sector CDO	$
Corporate Arbitrage
Regulatory Capital

Total	$

If counterparties exercise this right, the contracts provide for the counterparties to be compensated for the cost to replace the transactions, or an amount reasonably determined in good faith to estimate the losses the counterparties would incur as a result of the termination of the transactions.
Given the level of uncertainty in estimating both the number of counterparties who may elect to exercise their right to terminate and the payment that may be triggered in connection with any such exercise, AIG is unable to reasonably estimate the aggregate amount that it would be required to pay under the super senior credit default swaps in the event of any further downgrade.
Certain super senior credit default swaps written for regulatory capital relief, with a net notional amount of $XXX billion at December 31, 2008, include triggers that require certain actions to be taken by AIG once AIG’s rating level falls to certain levels, which, if not taken, give rise to a right of the counterparties to terminate the CDS. Such actions include posting collateral, transferring the swap or providing a guarantee from a more highly rated entity. In light of the rating actions taken in respect of AIG on September 15, 2008, AIGFP has implemented collateral arrangements in a large majority of these transactions. In the event of a termination of the contract that is caused by AIG’s rating downgrade, AIGFP is obligated to compensate the counterparty based on its “loss.” As a result of AIGFP posting collateral, AIG eliminated the counterparties’ right to terminate under this downgrade provision, thereby avoiding the uncertainty of determining the “loss” from an early termination of a regulatory capital CDS.
Collateral
Regulatory Capital Relief Transactions
As of December 31, 2008, XX percent of AIGFP’s regulatory capital relief transactions (measured by net notional amount) were subject to a CSA. In other transactions, which represent XX percent of the total net notional amount of the outstanding regulatory capital relief transactions, AIGFP is obligated to put a CSA or alternative collateral arrangement in place if AIG’s ratings fall below certain levels (typically, A-/A3). At December 31, 2008 XX percent of the regulatory capital relief portfolio is not subject to collateral posting provisions. In general, each regulatory capital relief transaction is subject to a stand-alone Master Agreement or similar agreement, under which the aggregate Exposure is calculated with reference to only a single transaction.
The underlying mechanism that determines the amount of collateral to be posted varies from one counterparty to another, and there is no standard formula. The varied mechanisms resulted from varied negotiations with different counterparties. The following is a brief description of the primary mechanisms that are currently being employed to determine the amount of collateral posting for this portfolio.
Reference to Market Indices – Under this mechanism, the amount of collateral to be posted is determined based on a formula that references certain tranches of a market index, such as either Itraxx or CDX. This mechanism is used for CDS transactions that reference either corporate loans, or residential mortgages. While the market index is not a direct proxy, it has the advantage of being readily obtainable.

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Market Value of Reference Obligation – Under this mechanism the amount of collateral to be posted is determined based on the difference between the net notional amount of a referenced RMBS security and the security’s market value.
Expected Loss Models – Under this mechanism, the amount of collateral to be posted is determined based on the amount of expected credit losses, generally determined using a rating-agency model.
Negotiated Amount – Under this mechanism, the amount of collateral to be posted is determined based on bespoke terms negotiated between AIGFP and the counterparty, which could be a fixed percentage of the notional amount or present value of premiums to be earned by AIGFP.
The amount of collateral postings by underlying mechanism as described above with respect to the regulatory capital relief portfolio (prior to consideration of transactions other than AIGFP’s super senior credit default swap portfolio subject to the same Master Agreements) were as follows during 2008 and at February xx, 2009 (there were no collateral postings on this portfolio prior to March 31, 2008):

	March 31,	June 30,	September 30,	December	February
(in millions)	2008	2008	2008	31, 2008	XX, 2009

Reference to market indices	$				$
Market value of referenced obligation
Expected loss models
Negotiated amount
Other

Total	$—	$—	$—	$—	$

8.	Please refer to page eight of your August 8, 2008 response. Please tell us why you believe that always picking the lower of the third party price or the BET-derived model value results in the best estimate of fair value in situations where these two values do not approximate each other.

AIG Response:

We regret that our August 8, 2008 response led you to conclude that, when the two values do not approximate each other, AIGFP always determines fair value by picking the lower of the third party price or the BET-derived model value. AIGFP has generally used the lower of the two values because AIGFP’s analysis indicates that in most instances the higher price is an outlier relative to the weight of all available pricing evidence to be considered in reaching its best estimate of fair value. When AIGFP believes, based on its analysis of available pricing information, that the third party price is not a reasonable price, AIGFP exercises its judgment and adjusts the prices accordingly. To date, AIGFP has made adjustments only in limited circumstances. The fair value of derivative liabilities reported in all periods always represents AIGFP’s best estimate of the amount it would need to pay to a willing, able and knowledgeable third party to assume the obligations at the relevant points in time. AIG’s pricing methodologies are designed to ensure discipline in forming reasonable estimates, but AIG would never allow process to override the exercise of appropriate judgment.

Additionally, in AIG’s November 21, 2008 response to the Staff’s October 2, 2008 letter, AIG provided statistics at September 30, 2008 regarding the valuation methodology. For the Staff’s convenience, AIG provides this information below:

As of September 30, 2008 the majority of the transactions, or 52 percent of the net notional amount of the multi-sector super senior credit default swap portfolio, were valued using the average of third party indications, which includes counterparties to the transaction, and the BET-derived valuation. AIGFP valued 29 percent of the net notional amount using the highest third party indication. Eighteen transactions comprising approximately 13 percent of the net notional amount were valued using the BET model at September 30, 2008. Of these, eight did not have any third party indications. Of the remaining ten, two had third party indications that were clearly outliers and five had conflicting indications from the same counterparty (one indication as a broker; another for collateral negotiation purposes). In limited instances, AIGFP may make further adjustments to the third party indications if its

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analyses determine that the third party price is not a reasonable price. It is interesting to note that the fair values derived from the BET model and third party indications are identical (i.e. fair value divided by net notional equals 44 percent) and those derived by averaging the two equal 41 percent.
9.	We believe your sensitivity analyses should be revised to:
•	Present quantified sensitivity on a disaggregated basis for the ABS categories depicted in the table on page 122.

•	Explain why the reasonably likely changes you present differ from recent historical experience, such as the historical price movements shown in the table on page 122; and

•	For the other key inputs, disclose the actual input at the reporting date in order to provide the necessary context to understand the sensitivity analysis provided.
AIG Response:
In response to the Staff’s comment, AIG will provide additional disclosure to present quantified sensitivity on a disaggregated basis for the ABS categories and to explain why the reasonably likely changes differ from recent historical experience, and for the other key inputs the actual input at the reporting date in its 2008 Form 10-K as follows:
Valuation Sensitivity — Arbitrage Portfolio
Multi-Sector CDOs
AIG utilizes sensitivity analyses that estimate the effects of using alternative pricing and other key inputs on AIG’s calculation of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio. While AIG believes that the ranges used in these analyses are reasonable, given the current difficult market conditions, AIG is unable to predict which of the scenarios is most likely to occur. As recent experience demonstrates, actual results in any period are likely to vary, perhaps materially, from the modeled scenarios, and there can be no assurance that the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio will be consistent with any of the sensitivity analyses. Further, it is difficult to extrapolate future experience based on current dislocated market conditions.
For the purposes of estimating sensitivities for the super senior multi-sector CDO credit default swap portfolio, the change in valuation derived using the BET model is used to estimate the change in the fair value of the derivative liability. Out of the total $XX.X billion net notional amount of CDS written on multi-sector CDOs outstanding at December 31, 2008, a BET value is available for $X.X billion net notional amount. No BET value is determined for $X.X billion of CDS written on European multi-sector CDOs as prices on the underlying securities held by the CDOs are not provided by the collateral managers; instead these CDS are valued using counterparty prices. Therefore, sensitivities disclosed below apply only to the net notional amount of $X.X billion.
As mentioned above, the most significant assumption used in the BET model is the estimated price of the securities within the CDO collateral pools. If the actual price of the securities within the collateral pools differs from the price used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. Any further declines in the value of the underlying collateral securities held by a CDO will similarly affect the value of the super senior CDO securities given their significantly depressed valuations. Given the current difficult market conditions, AIG cannot predict reasonably likely changes in the prices of the underlying collateral securities held within a CDO at this time.
The following table presents key inputs used in the BET model, and the potential increase (decrease) to the fair value of the derivative liability by ABS category at December 31, 2008 corresponding to changes in these key inputs:

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(dollars in millions)

	Inputs used			Increase (Decrease) to Fair Value of Derivative Liability
	at December		Entire	RMBS	RMBS	RMBS
	31, 2008	Change	Portfolio	Prime	Alt-A	Subprime	CMBS	CDOs	Other

Bond prices		Increase of 5 points Decrease of 5 points

Weighted average		Increase of 1 year
life		Decrease of 1 year

Recovery rates		Increase of 10% Decrease of 10%

Diversity score (a)		Increase of 5 Decrease of 5

Discount curve (b)	N/A	Increase of 100bps

(a)	The diversity score is an input at the CDO level. A calculation of sensitivity to this input by type of security is not possible.

(b)	The discount curve is an input at the CDO level. A calculation of sensitivity to this input by type of security is not possible. Furthermore, for this input it is not possible to disclose a weighted average input as a discount curve consists of a series of data points.
These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the key inputs will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these key inputs can be interpolated or extrapolated from the results set forth above.
Corporate Debt
The following table represents the relevant market credit indices and CDS maturity used to estimate the sensitivity for the credit default swap portfolio written on investment-grade corporate debt and the estimated increase (decrease) to fair value of derivative liability at December 31, 2008 corresponding to changes in these market credit indices and maturity:

Increase (Decrease)
	Input Used at	to Fair Value
(in millions)	December 31, 2008	of Derivative Liability

CDS maturity (in years)
CDX Index
Effect of an increase of 10 basis points		$
Effect of a decrease of 10 basis points
iTraxx Index
Effect of an increase of 10 basis points
Effect of a decrease of 10 basis points

These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the indices and maturity will not exceed, perhaps significantly, the ranges assumed by AIGFP for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these indices and maturity can be interpolated or extrapolated from the results set forth above.
10.	As we discussed in our November 7, 2008 telephonic discussion, please revise your disclosure to clarify what information your roll rate analysis conveys, how it should be used by an investor and what its limitations are.

AIG Response:

The roll rate analysis was an attempt to provide a “stress test” for the AIGFP super senior multi-sector CDO credit

12

default swap portfolio for potential pre-tax realized credit losses without taking into consideration either sales of securities or early terminations of the contracts.
The roll rate analysis consists of projecting credit losses by projecting mortgage defaults and applying loss severities to these defaults. Mortgage defaults are estimated by applying roll rate frequencies to each segment of existing delinquent mortgages and by using loss timing curves to forecast future defaults from currently performing mortgages.
The intent of the roll rate analysis was to complement the sensitivity analyses performed on the super senior multi-sector credit default swap portfolio’s fair value model, the BET model. However, instead of providing information regarding the fair value of the portfolio, the roll rate analysis provided potential realized credit losses that would result in the payment of cash and/or the purchase of underlying securities under specified scenarios.
The Maiden Lane III transaction removed the vast majority of the super senior multi-sector CDO credit default swap exposures from AIGFP’s portfolio; therefore, the significance of the roll rate analysis has been greatly diminished. As a result, AIG will discontinue any disclosures with respect to the analysis commencing with the 2008 Form 10-K.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman, Staff Accountant
Carl Tartar, Accounting Branch Chief
(Securities and Exchange Commission)

David Herzog

13

APPENDIX 1
Investment Footnote:
(g) Maiden Lane III LLC Transaction
On November 25, 2008, AIG entered into a Master Investment and Credit Agreement (the ML III Agreement) with the NY Fed, Maiden Lane III LLC (ML III), and The Bank of New York Mellon, which established arrangements for the purchase by ML III of the multi-sector collateralized debt obligations (multi-sector CDOs) referenced in certain multi-sector CDO credit default swap (CDS) transactions between AIG Financial Products Corp. (AIGFP) and its counterparties. Concurrently, AIGFP’s counterparties to such multi-sector CDS transactions agreed to terminate those multi-sector CDS transactions relating to the multi-sector CDOs purchased by ML III.
Pursuant to the ML III Agreement, the NY Fed, as senior lender, made available to ML III a term loan facility (the “Senior Loan”) in an aggregate amount up to $30.0 billion. The Senior Loan bears interest at one-month LIBOR plus 1.0 percent and has a six-year expected term, subject to extension by the NY Fed at its sole discretion.
AIG contributed $5.0 billion for an equity interest in ML III. The equity interest will accrue distributions at a rate per annum equal to one-month LIBOR plus 3.0 percent. Accrued but unpaid distributions on the equity interest will be compounded monthly. AIG’s rights to payment from ML III are fully subordinated and junior to all payments of principal and interest on the Senior Loan. The creditors of ML III do not have recourse to AIG for ML III’s obligations, although AIG is exposed to losses up to the full amount of AIG’s equity interest in ML III.
Upon payment in full of the Senior Loan and the accrued distributions on AIG’s equity interest in ML III, all remaining amounts received by ML III will be paid 67 percent to the NY Fed as contingent interest and 33 percent to AIG as contingent distributions on its equity interest.
The NY Fed is the controlling party and managing member of ML III for so long as the NY Fed is owed any amounts under the transaction. AIG does not have any control rights over ML III. AIG has determined that ML III is a variable interest entity (VIE) and the NY Fed is the primary beneficiary. AIG has elected to account for its $5 billion interest in ML III (including the rights to contingent distributions) at fair value under FAS 159. This interest is reported in Bonds - trading securities, with changes in fair value reported as a component of Net investment income. See footnote 3 for further discussion of AIG’s fair value methodology.
Through December 31, 2008, AIGFP terminated multi-sector CDS transactions with its counterparties with a net notional amount of $XX.X billion, and concurrently, ML III purchased the underlying multi-sector CDOs, including $XX.X billion of multi-sector CDOs underlying 2a-7 Puts written by AIGFP. The NY Fed advanced $XX.X billion to ML III under the Senior Loan, and ML III funded its purchase of the $XX.X billion of multi-sector CDOs with a net payment to AIGFP counterparties of $XX.X billion. AIGFP’s counterparties also retained $XX.X billion in net collateral previously posted by AIGFP in respect of the terminated multi-sector CDS. The $XX.X billion funded by ML III was based on the fair value of the underlying multi-sector CDOs at October 31, 2008, as mutually agreed- between the NY Fed and AIG.

APPENDIX 2
Fair Value Measurements Footnote:
Fair Value Measurements on a Recurring Basis
Interests in Maiden Lane II and Maiden Lane III
At their inception, AIG’s interests in Maiden Lane II and Maiden Lane III (Maiden Lane Interests) were valued at the transaction prices of $1 billion and $5 billion, respectively. Subsequently, Maiden Lane Investments are valued using a discounted cash flow methodology that uses the estimated future cash flows of the underlying collateral specifically allocable to the Maiden Lane Interests and the discount rates applicable to such interests as derived from the fair value of the entire collateral pool. The implicit discount rates are calibrated to the changes in the estimated asset values for the underlying collateral commensurate with AIG’s interests in the capital structure of the respective entities. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar collateral pools, structure and terms.
Valuation Sensitivity
The fair values of the Maiden Lane Interests are most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.
The benchmark LIBOR interest rate curve changes are determined by macroeconomic considerations and financial sector credit spreads. The spreads over LIBOR for the Maiden Lane Interests (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.
Changes in estimated future cash flows would primarily be the result of changes in expectations for collateral defaults, recoveries, and underlying loan prepayments.
Increases in the discount rate or decreases in estimated future cash flows used in the valuation would decrease AIG’s estimate of the fair value of the Maiden Lane Interests as shown in the table below.

Fair Value Change
Maiden Lane II Maiden Lane III
Discount Rates
200 basis point increase
400 basis point increase
Estimated Future Cash Flows
10% decrease
20% decrease
AIG believes that the ranges of discount rates used in these analyses are reasonable based on implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined based on variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. The ranges should not be interpreted as AIG’s prediction of future market events. The fair value of the Maiden Lane Interests is likely to vary, perhaps materially, from the amount estimated through these scenarios.

APPENDIX 3
AIGFP’s Super Senior Credit Default Swap Portfolio: AIGFP wrote credit protection on the super senior risk layer of collateralized loan obligations (CLOs), multi-sector CDOs and diversified portfolios of corporate debt, and prime residential mortgages. In these transactions, AIGFP is at risk of credit performance on the super senior risk layer related to such assets. These transactions placed a significant demand on AIGFP’s liquidity during 2008, primarily as a result of their collateral-posting provisions (see General Contractual Terms below). To a lesser extent, AIGFP also wrote protection on tranches below the super senior risk layer, primarily in respect of regulatory capital relief transactions.
As discussed under Arbitrage Portfolio and Maiden Lane III Transaction below, during the fourth quarter of 2008, AIGFP terminated the vast majority of the credit default swaps it had written on multi-sector CDOs.
The net notional amount, fair value of derivative liability and unrealized market valuation loss of the AIGFP super senior credit default swap portfolio, including credit default swaps written on mezzanine tranches of certain regulatory capital relief transactions, by asset class were as follows:

	Net Notional		Fair Value of		Unrealized Market
	Amount		Derivative Liability at		Valuation Loss
	December 31,		December 31,		Year Ended December 31,(c)
(in millions)	2008(a)	2007(a)	2008(b)	2007(b)	2008(d)	2007(d)

Regulatory Capital:
Corporate loans	[REDACTED]	$230,000	[REDACTED]	[REDACTED]	[REDACTED]	—
Prime residential mortgages	[REDACTED]	149,000	[REDACTED]	[REDACTED]	[REDACTED]	—
Other(e)	[REDACTED]	—	[REDACTED]	[REDACTED]	[REDACTED]	—

Total	[REDACTED]	379,000	[REDACTED]	[REDACTED]	[REDACTED]	—

Arbitrage:			[REDACTED]	[REDACTED]
Multi-sector CDOs(f)	[REDACTED]	78,000	[REDACTED]	[REDACTED]	[REDACTED]	11,246
Corporate debt/CLOs(g)	[REDACTED]	70,000	[REDACTED]	[REDACTED]	[REDACTED]	226

Total	[REDACTED]	148,000	[REDACTED]	[REDACTED]	[REDACTED]	11,472

Mezzanine tranches	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	—

Total	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	11,472

(a)	Net notional amounts presented are net of all structural subordination below the covered tranches.

(b)	Fair value amounts are shown before the effects of counterparty netting adjustments and offsetting cash collateral in accordance with FIN 39.

(c)	There were no unrealized market valuation losses in 2006.

(d)	Includes credit valuation adjustment gains of $XXX million in 2008 representing the positive effect of AIG’s widening credit spreads on the valuation of the derivative liabilities. AIGFP began reflecting this valuation adjustment as a result of the adoption of SFAS 157 on January 1, 2008. Prior to January 1, 2008, a credit valuation adjustment was not reflected in the valuation of AIGFP’s liabilities.

(e)	Represents a transaction where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief. During 2008, a European RMBS regulatory capital relief transaction was not terminated as expected when it no longer provided regulatory capital relief to the counterparty as a result of arbitrage opportunities arising from its unique attributes and the counterparty’s access to a particular funding source.

(f)	Includes $X.X billion of credit default swaps written with cash settlement provisions as of December 31, 2008. $XX.X billion of the 2008 and 2007 unrealized market valuation losses were realized in connection with the ML III transaction.

(g)	Includes $X.X billion of credit default swaps written on the super senior tranches of CLOs as of December 31, 2008.
The changes in the net notional amount of the AIGFP super senior credit default swap portfolio, including credit default swaps written on mezzanine tranches of certain regulatory capital relief transactions, for 2008 were as follows:

	Net					Net
	Notional			Impact of		Notional
	Amount		Maiden	Foreign		Amount
	December 31,	Terminations	Lane III	Exchange	Amortization/	December
(in millions)	2007	and Maturities	Transaction(a)	Rates(b)	Reclassification	31, 2008

Regulatory Capital:
Corporate loans	$
Prime residential mortgages
Other(c)

Total

Arbitrage:
Multi-sector CDOs
Corporate debt/CLOs

Total

Mezzanine tranches

Total	$

(a)	Includes $X.X billion of multi-sector CDOs underlying 2a-7 Puts written by AIGFP.
(b)	Relates to the strengthening of the U.S. dollar, primarily against the Euro and the British Pound.

(c)	Represents a transaction where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief. During 2008, a European RMBS regulatory capital relief transaction was not terminated as expected when it no longer provided regulatory capital relief to the counterparty as a result of arbitrage opportunities arising from its unique attributes and the counterparty’s access to a particular funding source.
General Contractual Terms
AIGFP entered into credit default swaps and other credit derivative transactions (collectively, CDS) in the ordinary course of its business. In the majority of AIGFP’s credit derivative transactions, AIGFP sold credit protection on a designated portfolio of loans or debt securities. Generally, AIGFP provides such credit protection on a “second loss” basis, meaning that AIGFP will incur credit losses only after a shortfall of principal and/or interest, or other credit events, in respect of the protected loans and debt securities, exceeds a specified threshold amount or level of “first loss.”
Typically, the credit risk associated with a designated portfolio of loans or debt securities has been tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. At origination, there is usually an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging generally from a BBB-rated layer to one or more AAA-rated layers. A significant majority of transactions that are rated by rating agencies have risk layers or tranches that were rated AAA at origination and are immediately junior to the threshold level above which AIGFP’s payment obligation would generally arise. In transactions that were not rated, AIGFP applied equivalent risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio of loans or debt securities in these transactions is often called the “super senior” risk layer, defined as a layer of credit risk senior to one or more risk layers that have been rated AAA by the credit rating agencies, or if the transaction is not rated, structured to the equivalent thereto.
The following graphic represents a typical structure of a transaction including the super senior risk layer:
Regulatory Capital Portfolio
A total of $XXX.X billion (consisting of corporate loans and prime residential mortgages) in net notional exposure of AIGFP’s super senior credit default swap portfolio as of December 31, 2008 represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than for arbitrage purposes. These transactions were entered into by Banque AIG, AIGFP’s French regulated bank subsidiary, and written on diversified pools of residential mortgages and corporate loans (made to both large corporations and small to medium sized enterprises). In exchange for a periodic fee, the counterparties receive credit protection with respect to diversified loan portfolios they own, thus reducing their minimum capital requirements.
The regulatory benefit of these transactions for AIGFP’s financial institution counterparties is generally derived from the terms of the Capital Accord of the Basel Committee on Banking Supervision (Basel I) that existed through the end of 2007 and which is in the process of being replaced by the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). Prior to the adoption of Basel II, a financial institution was required to hold capital against its assets, based on the categorization of the issuer or guarantor of the assets. One of the means for a financial institution to reduce its required regulatory capital was to purchase credit protection on a group of its assets from a regulated financial institution, such as Banque AIG, in order to benefit from such regulated financial institution’s lower risk weighting (e.g. 20 percent vs. 100 percent) that is assigned to those assets under Basel I. A lower risk weighting reduces the amount of capital a financial institution is required to hold against such assets.
Unlike Basel I, Basel II gives credit to the relative risk of loss associated with the assets, meaning that less capital is required for such assets. After a financial institution has implemented a capital model that is compliant with Basel II and has obtained approval from its local regulator, the CDS transactions provide no additional regulatory benefit in most cases, except during a transition period. The Basel II implementation includes a transition period during which the financial institutions must calculate their capital requirements under both Basel I and Basel II (until December 31, 2009). During this period, the capital required is “floored” at a percentage of the Basel I capital calculation; therefore, until early 2010, these CDS transactions may still provide regulatory capital benefit for AIGFP’s counterparties, depending on each counterparty’s particular circumstances. In addition, in a limited number of instances, counterparties may decide to hold these CDSs for a longer period of time because they provide a regulatory capital benefit, while smaller, under Basel II.
Given the prospect of Basel II, the CDS transactions were structured with early termination rights for counterparties following a regulatory event such as the implementation of Basel II. The pace at which the CDS transactions were and will be terminated early varies among the counterparties based on a number of factors including their progress in having the internal capital models approved by their national regulator, the effect of the transitional floor on overall total capital charges, the counterparties’ capital needs and their sensitivity to Basel I capital measures. AIG expects that the counterparties in the remaining CDS transactions will terminate the vast majority of transactions with AIGFP during this transition period within the next 15 months.
When a counterparty elects to terminate a transaction early pursuant to the terms of the contracts, the early termination is at no cost to AIGFP. The counterparty may be required to pay the remaining balance of an agreed-upon minimum fee to AIGFP. Typically, the minimum guaranteed fee on recent transactions is equal to the fees due to AIGFP through the first call date (which is the first date on which a counterparty can terminate the transaction at no cost). During 2008, $XX.X billion in net notional amount was terminated or matured. Through February [ ], 2009, AIGFP has also received formal termination notices for an additional $XX.X billion in net notional amount with effective termination dates in 2009.
The regulatory capital relief CDS transactions require cash settlement and, other than collateral posting, AIGFP is required to make a payment in connection with a regulatory capital relief transaction only if realized credit losses in respect of the underlying portfolio exceed AIGFP’s attachment point (see Triggers and Settlement Alternatives below).
The super senior tranches of these CDS transactions continue to be supported by high levels of subordination, which, in most instances, have increased since origination. The weighted average subordination supporting the European residential mortgage and corporate loan referenced portfolios at December 31, 2008 was XX.X percent and XX.X percent, respectively. Delinquencies, defaults and realized losses for both types of referenced portfolios have been modest to date. Substantially all of the underlying assets are not rated by one of the principal rating agencies. The highest level of realized losses to date in any single residential mortgage and corporate loan pool was XX.X percent and X.XX percent, respectively. The European residential mortgage portfolios are each comprised of thousands of seasoned, prime, full documentation, mostly first lien, owner-occupied mortgages originated largely at bank retail branches at modest loan-to-value (LTV) ratios, except for one $X.X billion high LTV CDS transaction, which benefits from both subordination and a significant percentage of pool mortgage insurance. The corporate loan transactions are each comprised of several hundred secured and unsecured loans diversified by industry and, in some instances, by country, and have tight per-issuer concentration limits. Both types of transactions generally allow some substitution and replenishment of loans, subject to tightly defined constraints, as older loans mature or are prepaid. These replenishment rights usually mature within the first few years of the trade, after which the proceeds of any prepaid or maturing loans are applied first to the super senior tranche (sequentially), thereby increasing the subordination supporting the balance of AIGFP’s super senior CDS exposure.
The following graph presents subordination level from highest to lowest and realized losses as a percent of gross notional amount for each regulatory capital relief super senior CDS transaction written on a diversified portfolio of corporate loans as of December 31, 2008:

The following graph presents subordination level from highest to lowest and realized losses as a percent of notional amount for each regulatory capital relief super senior CDS transaction written on a diversified portfolio of residential mortgages as of December 31, 2008:

Given the current performance of the underlying portfolios, the level of subordination and the expectation that counterparties will terminate these transactions prior to their maturity; AIGFP does not expect that it will be required to make payments pursuant to the contractual terms of these transactions.
Arbitrage Portfolio
A total of $XX.X billion in net notional exposure on AIGFP’s super senior credit default swaps as of December 31, 2008 are arbitrage-motivated transactions written on multi-sector CDOs or designated pools of investment grade senior unsecured corporate debt or CLOs. While certain credit default swaps written on corporate debt and multi-sector CDOs provide for cash settlement, $X.X billion in net notional amount of CDS transactions written on multi-sector CDOs and all the CDS transactions written on CLOs ($XX billion net notional) require physical settlement (see Triggers and Settlement Alternatives below). The Maiden Lane III LLC (ML III) transaction eliminated the vast majority of the super senior multi-sector CDO credit default swap exposure.
Maiden Lane III Transaction
On November 25, 2008, AIG entered into a Master Investment and Credit Agreement with the NY Fed, ML III, and The Bank of New York Mellon which established arrangements for the purchase by ML III of the multi-sector CDOs referenced in certain multi-sector CDS transactions between AIGFP and its counterparties. Concurrently, AIGFP’s counterparties to such multi-sector CDS transactions agreed to terminate the multi-sector CDS transactions relating to the multi-sector CDOs purchased by ML III.
During 2008, AIGFP terminated multi-sector CDS transactions with a net notional amount of $[REDACTED] billion with its counterparties, and concurrently, ML III purchased the underlying multi-sector CDOs including $XX.X billion of multi-sector CDOs underlying 2a-7 Puts written by AIGFP. The multi-sector CDS transactions terminated in connection with ML III contained physical settlement provisions and were denominated in U.S. dollars. AIGFP surrendered to its counterparties $[REDACTED] billion of collateral previously posted to effect the terminations. The net payment made by ML III to the counterparties for the purchase of the multi-sector CDOs was $XX.X billion, which was funded by AIG’s equity interest in ML III in the amount of $X.X billion and $XX.X billion of borrowings under a senior loan from the NY Fed to ML III. A portion of the net payment made by ML III to the counterparties for the purchase of the multi-sector CDOs facilitated the resolution of $X.X billion of liquidity arrangements, which had funded certain of the multi-sector CDOs in connection with the 2a-7 Puts.
In connection with the ML III transaction, AIGFP entered into a Shortfall Agreement, dated November 25, 2008 and amended on December 18, 2008 (the Shortfall Agreement), with ML III under which ML III made a payment of $X.X billion to AIGFP representing the amount by which collateral surrendered as part of the termination of the CDS exceeded the fair value of the CDS as of October 31, 2008.
Among the multi-sector CDOs purchased by ML III are certain CDO securities with a net notional amount of $X.X billion for which the related 2a-7 Put to AIGFP remained outstanding as of December 31, 2008. For the $XXX million notional amount of multi-sector CDOs held by ML III with 2a-7 Puts that may be exercised in 2009, ML III has agreed to not sell the multi-sector CDOs in 2009 and to either not exercise its put option on such multi-sector CDOs or to simultaneously exercise their par put option with a par purchase of the multi-sector CDO securities. In exchange, AIGFP has agreed to pay to ML III the consideration that it received for providing the put protection. AIGFP and ML III are currently negotiating an agreement that will outline procedures to be taken by ML III and AIGFP for multi-sector CDOs with put options that may be exercised after December 31, 2009, with the objective of mitigating or eliminating the impact on AIGFP of such 2a-7 Puts and capturing the associated economics for ML III.
AIGFP has realized $XX.X billion in losses on the $XX.X billion of CDS transactions terminated in connection with ML III, representing the surrender of collateral previously posted. As a result of the termination of such CDS, AIGFP is no longer subject to any further collateral calls related to such CDS transactions nor subject to the risk of having to make a payment to a counterparty to physically settle a CDS transactions following the occurrence of a credit event, thereby alleviating the demand on AIGFP’s liquidity.

At December 31, 2008, the gross transaction notional amount of the multi-sector CDOs on which AIGFP wrote protection on the super senior tranche, subordination below the super senior risk layer, net notional amount and fair value of derivative liability by underlying collateral type were as follows (excluding 2a-7 Puts):

	Gross	Subordination
	Transaction	Below the	Net	Fair Value
	Notional	Super Senior	Notional	of Derivative
(in millions)	Amount(a)	Risk Layer	Amount(b)	Liability

High grade with sub-prime collateral	$
High grade with no sub-prime collateral

Total high grade(c)

Mezzanine with sub-prime
Mezzanine with no sub-prime

Total mezzanine(d)

Total	$

(a)	Total outstanding principal amount of securities held by a CDO.

(b)	Net notional size on which AIGFP wrote credit protection.

(c)	“High grade” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly AA or higher at origination.

(d)	“Mezzanine” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly A or lower at origination.
The net notional amounts of the multi-sector CDOs on which AIGFP wrote protection on the super senior tranche, by settlement alternative, were as follows:

	December 31,	December 31,
(in millions)	2008	2007

CDS transactions with cash settlement provisions	$	$
US dollar denominated
Euro denominated

Total CDS transactions with cash settlement provisions

CDS transactions with physical settlement provisions
US dollar denominated
Euro denominated

Total CDS transactions with physical settlement provisions

Total	$	$

The following table presents, for each multi-sector CDO that is a reference obligation in a CDS written by AIGFP, the gross and net notional amounts at December 31, 2008, attachment points at inception and at December 31, 2008 and percentage of gross notional amount rated less than B- at December 31, 2008:

Percentage of Gross
	Gross Notional Amount at	Net Notional Amount at	Attachment Point at	Attachment Point at	Notional Amount Rated less than
CDO	December 31, 2008	December 31, 2008	Inception(a)	December 31, 2008(a)	B- at December 31, 2008

	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Total

(a)	Expressed as a percentage of gross notional amount.
In a number of instances, the level of subordination with respect to individual CDOs has increased since inception relative to the overall size of the CDO because while the super senior tranches are amortizing, subordinate layers have not been reduced by realized losses to date. Such losses are expected to emerge in the future. At inception, substantially all of the underlying assets were rated B- or higher and, in most cases, at least BBB. Thus, the percentage of gross notional amount rated less than B- represents deterioration in the credit quality of the underlying assets.
At December 31, 2008, the gross transaction notional amount, percentage of the total CDO collateral pools, and ratings and vintage breakdown of collateral securities in the multi-sector CDOs, by ABS category, were as follows (excluding 2a-7 Puts):

(dollars in millions)

Gross
Transaction
Notional
Amount
ABS	Percent	Ratings							Vintage
Category	of Total	AAA	AA	A	BBB	BB	<BB	NR	2008	2007	2006	2005	2004+P

RMBS PRIME	$
RMBS ALT-A
RMBS SUBPRIME
CMBS
CDO
Other

Total	$

The corporate arbitrage portfolio consists principally of CDS written on portfolios of senior unsecured corporate obligations that were generally rated investment grade at the inception of the CDS. These CDS transactions require cash settlement (see Triggers and Settlement Alternatives below). This portfolio also includes CDS with a net notional amount of $X.X billion written on the senior part of the capital structure of CLOs.
At December 31, 2008, the gross transaction notional amount of CDS transactions written on portfolios of senior unsecured corporate obligations (excluding CLOs), percentage of the total referenced portfolios, and ratings by industry sector, in addition to the subordination below the super senior risk layer and AIGFP’s net notional exposure were as follows:
(dollars in millions)

Gross
Transaction
	Notional	Percent	Ratings
Industry Sector	Amount	of Total	AAA	Aa	A	Baa	Ba	<Ba	NR

United States
Industrial	$
Financial
Utilities
Other

Total United States

Non-United States
Industrial
Financial
Government
Utilities
Other

Total Non-United States

Total	$

Subordination

Net Notional Amount
Fair Value of Derivative
Liability
Triggers and Settlement Alternatives
At December 31, 2008, all outstanding CDS transactions for regulatory capital purposes and the majority of the arbitrage portfolio (comprising $XX billion or XX.X percent of the net notional amount for the arbitrage portfolio at December 31, 2008) have cash-settled structures in respect of a basket of reference obligations, where AIGFP’s payment obligations may be triggered by payment shortfalls, bankruptcy and certain other events such as write-downs of the value of underlying assets (see Cash Settlement below). For the remainder of the CDS transactions in respect of the arbitrage portfolio (comprising $XX billion or XX.X percent of the net notional amount for the arbitrage portfolio at December 31, 2008), AIGFP’s payment obligations are triggered by the occurrence of a credit event under a single reference security, and performance is limited to a single payment by AIGFP in return for physical delivery by the counterparty of the reference security (see Physical Settlement below). By contrast, at December 31, 2007, under the large majority of CDS transactions in respect of multi-sector CDOs (comprising $XX billion or XX.X percent of the net notional amount for the arbitrage portfolio at December 31, 2007) AIGFP’s payment obligations were triggered by the occurrence of a non-payment event under a single reference CDO security, and performance was limited to a single payment by AIGFP in return for physical delivery by the counterparty of the reference security.
Cash Settlement. Transactions requiring cash settlement (also known as “pay as you go”) are generally in respect of baskets of reference credits (which may also include single-name CDS in addition to securities and loans) rather than a single reference obligation as in the case of the physically settled transactions described below. Under these credit default swap transactions:
•	Each time a “triggering event” occurs a “loss amount” is calculated. A triggering event is generally a failure by the relevant obligor to pay principal of or, in some cases, interest on one of the reference credits in the underlying basket. Triggering events may also include bankruptcy of the obligors of the reference credits, write-downs or payment postponements with respect to interest or to the principal amount of a reference credit payable at maturity. The determination of the loss amount is specific to each triggering event. It can represent the amount of a shortfall in ordinary course interest payments on the reference credit, a write-down in the interest on or principal of such reference credit or payment postponed. It can also represent the difference between the notional or par amount of such reference credit and its market value, as determined by reference to market quotations. A “write-down” with respect to a referenced credit may arise as a result of a reduction in the outstanding principal amount of such referenced credit (other than as a result of a scheduled or unscheduled payment of principal), whether caused by a principal deficiency, realized loss or forgiveness of principal. An implied write-down may also result from the existence of a shortfall between the referenced credit’s pool principal balance and the aggregate balance of all pari passu obligations and senior securities backed by the same pool.

•	Triggering events can occur multiple times, either as a result of continuing shortfalls in interest or write-downs or payment postponements on a single reference credit, or as a result of triggering events in respect of different reference credits included in a protected basket. In connection with each triggering event, AIGFP is required to make a cash payment to the buyer of protection under the related CDS only if the aggregate loss amounts calculated in respect of such triggering event and all prior triggering events exceed a specified threshold amount (reflecting AIGFP’s attachment point).

•	If there are reimbursements received (actual or deemed) by the CDS buyer in respect of prior triggering events, AIGFP will be entitled to receive equivalent amounts from the counterparty to the extent AIGFP has previously made a related payment.
Physical Settlement. For CDS transactions requiring physical settlement, AIGFP is generally required to pay unpaid principal and accrued interest for the relevant reference obligation in return for physical delivery of such reference obligation by the CDS buyer upon the occurrence of a credit event. After purchasing the reference obligation, AIGFP may sell the security and recover all or a portion of the purchase price paid under the CDS, or hold such security and be entitled to receive subsequent collections of principal and interest. AIGFP generally is required to settle such a transaction only if the following conditions are satisfied:
•	A “Credit Event” (as defined in the relevant CDS transaction confirmation) must have occurred. In all CDS transactions subject to physical settlement, “Failure to Pay” is specified as a Credit Event and is generally triggered if there is a failure by the issuer under the related CDO to make a payment under the reference obligation (after the expiration of any applicable grace period and, in certain transactions, subject to a nominal non-payment threshold having been met).

o	In addition, certain of the AIGFP CDS (with an aggregate net notional amount totaling $X.X billion and $X.X billion at December 31, 2008 and 2007, respectively) provide credit protection in respect of CDOs that require minimum amounts of collateral to be maintained to support the CDO debt, where the notional amount of such collateral, subject to certain adjustments, is affected by among other things the ratings of the securities and other obligations comprising such collateral. In the event that the issuer of such a CDO fails to maintain the minimum levels of collateral, an event of default would occur, triggering a right by a specified controlling class of CDO note holders to accelerate the payment of principal and interest on the protected reference obligations. Under certain of the CDSs, upon acceleration of the reference obligations underlying a CDS, AIGFP may be required to purchase such reference obligations for a purchase price equal to unpaid principal of and accrued interest on the CDO in settlement of the CDS. As a result of this over-collateralization feature of these CDOs, AIGFP potentially may be required to purchase such CDO securities in settlement of the related CDS sooner than would be required if such CDOs did not have an over-collateralization feature. One of these CDOs was accelerated in 2008, and AIGFP extinguished its CDS obligations by purchasing the protected CDO security for $XXX million, which equaled the principal amount outstanding related to this CDS, of which $XXX million was recorded in the trading securities portfolio and $XX million was recorded in the available-for-sale portfolio. AIGFP’s remaining CDS net notional exposure with respect to CDOs that have experienced over-collateralization events of default was $X.X billion at February XX, 2009.

o	In addition to subordination, cash flow diversion mechanics may provide further protection from losses for holders of the super senior CDO securities. Following the acceleration of a CDO security, all, or a portion of, available cash flows in a CDO could be diverted from the junior tranches to the most senior tranches. In a CDO with such a feature, the junior tranches may not receive any cash flows until all interest on, and principal of, the super senior tranches are paid in full. Thus, potential losses borne by the holders of the super senior CDO securities may be mitigated as cash flows that would otherwise be payable to junior tranches throughout the entire CDO capital structure are instead diverted directly to the most senior tranches. Cash flow diversion mechanics also may arise in the context of over-collateralization tests. Upon a failure by the CDO issuer to comply with certain over-collateralization tests (other than those that trigger an indenture event of default), cash flows that would otherwise be payable to certain junior tranches throughout the CDO capital structure may instead be diverted to more senior tranches. Consequently, the super senior risk layer is paid down at a faster rate, effectively increasing the relative level of subordination.

o	The existence of a tranche of securities ranking pari passu with the super senior CDO securities does not provide additional subordination that protects holders of the super senior CDO securities, as holders of such pari passu securities are entitled to receive payments from available cash flows at the same level of priority as holders of the super senior securities. Thus, a pari passu tranche of securities does not affect the amount of losses that have to be absorbed by classes of CDO securities other than the super senior CDO securities before the super senior securities incur a loss, although the pari passu tranche will absorb losses on a pro rata basis after subordinate classes of securities are exhausted.
•	The CDS buyer must deliver the reference obligation within a specified period, generally within 30 days. There is no payment obligation if delivery is not made within this period.

•	Upon completion of the physical delivery and payment by AIGFP, AIGFP would be the holder of the relevant reference obligation and have all rights associated with a holder of such securities.
2a-7 Puts: Included in the multi-sector CDO portfolio are maturity-shortening puts that allow the holders of the securities issued by certain CDOs to treat the securities as short-term eligible 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). Holders of securities are required, in certain circumstances, to tender their securities to the issuer at par. If an issuer’s remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the security has not experienced a payment default or certain bankruptcy events with respect to the issuer of such security have not occurred.

At December 31, 2007, 2a-7 Puts with a net notional amount of $XX billion were outstanding and included as part of the multi-sector CDO portfolio. During 2008, AIGFP repurchased multi-sector CDO securities with a principal amount of $X.X billion in connection with these obligations, of which $X.X billion was funded using existing liquidity arrangements. In connection with the ML III transaction, ML III purchased $X.X billion of multi-sector CDOs underlying 2a-7 Puts written by AIGFP. A portion of the net payment made by ML III to the counterparties for the purchase of the multi-sector CDOs facilitated the resolution of liquidity arrangements, which had funded certain of the multi-sector CDOs in connection with the 2a-7 Puts. Among the multi-sector CDOs purchased by ML III are certain CDO securities with a net notional amount of $X.X billion for which the related 2a-7 Put to AIGFP remained outstanding as of December 31, 2008. For the $XXX million net notional amount of multi-sector CDOs held by ML III with 2a-7 Puts that may be exercised in 2009, ML III has agreed to not sell the multi-sector CDOs in 2009 and to either not exercise its put option on such multi-sector CDOs or to simultaneously exercise their par put option with a par purchase of the multi-sector CDO securities. In exchange, AIGFP has agreed to pay to ML III the consideration that it received for providing the put protection. AIGFP and ML III are currently negotiating an agreement that will outline procedures to be taken by ML III and AIGFP for multi-sector CDOs with put options that may be exercised after December 31, 2009, with the objective of mitigating or eliminating the impact on AIGFP of such 2a-7 Puts and capturing the associated economics for ML III. At December 31, 2008, 2a-7 Puts with a net notional amount of $X.X billion were outstanding.
Termination Events. Certain of the super senior credit default swaps provide the counterparties with an additional termination right once AIG’s rating level falls to BBB or Baa2. At that level, counterparties to the CDS transactions with the following net notional amounts at December 31, 2008, by portfolio, have the right to terminate the transactions early:

Net Notional Amount at
(in millions)	December 31, 2008

Multi-Sector CDO	$
Corporate Arbitrage
Regulatory Capital

Total	$

If counterparties exercise this right, the contracts provide for the counterparties to be compensated for the cost to replace the transactions, or an amount reasonably determined in good faith to estimate the losses the counterparties would incur as a result of the termination of the transactions.
Given the level of uncertainty in estimating both the number of counterparties who may elect to exercise their right to terminate and the payment that may be triggered in connection with any such exercise, AIG is unable to reasonably estimate the aggregate amount that it would be required to pay under the super senior credit default swaps in the event of any further downgrade.
Certain super senior credit default swaps written for regulatory capital relief, with a net notional amount of $XXX billion at December 31, 2008, include triggers that require certain actions to be taken by AIG once AIG’s rating level falls to certain levels, which, if not taken, give rise to a right of the counterparties to terminate the CDS. Such actions include posting collateral, transferring the swap or providing a guarantee from a more highly rated entity. In light of the rating actions taken in respect of AIG on September 15, 2008, AIGFP has implemented collateral arrangements in a large majority of these transactions. In the event of a termination of the contract that is caused by AIG’s rating downgrade, AIGFP is obligated to compensate the counterparty based on its “loss.” As a result of AIGFP posting collateral, AIG eliminated the counterparties’ right to terminate under this downgrade provision, thereby avoiding the uncertainty of determining the “loss” from an early termination of a regulatory capital CDS.
Collateral
Most of AIGFP’s credit default swaps are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. Although AIGFP has collateral posting obligations associated with both regulatory capital relief transactions and arbitrage transactions, the large majority of these obligations to date have been associated with arbitrage transactions in respect of multi-sector CDOs.
The collateral arrangements in respect of the multi-sector CDO, regulatory capital and corporate arbitrage transactions are nearly all documented under a Credit Support Annex (CSA) to an ISDA Master Agreement (Master Agreement). The Master Agreement and CSA forms are standardized form agreements published by the ISDA, which market participants have adopted as the primary contractual framework for various kinds of derivatives transactions, including CDS. The Master Agreement and CSA forms are designed to be customized by counterparties to accommodate their particular requirements for the anticipated types of swap transactions to be entered into. Elective provisions and modifications of the standard terms are negotiated in connection with the execution of these documents. The Master Agreement and CSA permit any provision contained in these documents to be further varied or overridden by the individual transaction confirmations, providing flexibility to tailor provisions to accommodate the requirements of any particular transaction. A CSA, if agreed by the parties to a Master Agreement, supplements and forms part of the Master Agreement and contains provisions (among others) for the valuation of the covered transactions, the delivery and release of collateral, the types of acceptable collateral, the grant of a security interest (in the case of a CSA governed by New York law) or the outright transfer of title (in the case in a CSA governed by English law) in the collateral that is posted, the calculation of the amount of collateral required, the valuation of the collateral provided, the timing of any collateral demand or return, dispute mechanisms, and various other rights, remedies and duties of the parties with respect to the collateral provided.
In general, each party has the right under a CSA to act as the “Valuation Agent” and initiate the calculation of the exposure of one party to the other (Exposure) in respect of transactions covered by the CSA. The valuation calculation may be performed daily, weekly or at some other interval, and the frequency is one of the terms negotiated at the time the CSA is signed. The definition of Exposure under a standard CSA is the amount that would be payable to one party by the other party upon a hypothetical termination of that transaction. This amount is determined, in most cases, by the Valuation Agent using its estimate of mid-market quotations (i.e., the average of hypothetical bid and ask quotations) of the amounts that would be paid for a replacement transaction. AIGFP determines Exposure typically by reference to the mark-to-market valuation of the relevant transaction produced by its systems and specialized models. Exposure amounts are typically determined for all transactions under a Master Agreement (unless the parties have specifically agreed to exclude certain transactions, not to apply the CSA or to set a specific transaction Exposure to zero). The aggregate Exposure less the value of collateral already held by the relevant party (and following application of certain thresholds) results in a net exposure amount (Delivery Amount). If this amount is a positive number, then the other party must deliver collateral with a value equal to the Delivery Amount. Under the standard CSA, the party not acting as Valuation Agent for any particular Exposure calculation may dispute the Valuation Agent’s calculation of the Delivery Amount. If the parties are unable to resolve this dispute, the terms of the standard CSA provide that the Valuation Agent is required to recalculate Exposure using, in substitution for the disputed Exposure amounts, the average of actual quotations at mid-market from four leading dealers in the relevant market.
Once an Exposure amount is determined for a transaction subject to a CSA, it is combined with the Exposure amounts for all other transactions under the relevant Master Agreement, which may be netted against one another where the counterparties to a Master Agreement are each exposed to one another in respect of different transactions. Once a net Exposure amount is determined for Master Agreement, actual collateral postings may be affected by other agreed CSA terms, including threshold and independent amounts, that may increase or decrease the amount of collateral posted.
Regulatory Capital Relief Transactions
As of December 31, 2008, XX percent of AIGFP’s regulatory capital relief transactions (measured by net notional amount) were subject to a CSA. In other transactions, which represent XX percent of the total net notional amount of the outstanding regulatory capital relief transactions, AIGFP is obligated to put a CSA or alternative collateral arrangement in place if AIG’s ratings fall below certain levels (typically, A-/A3). At December 31, 2008 XX percent of the regulatory capital relief portfolio is not subject to collateral posting provisions. In general, each regulatory capital relief transaction is subject to a stand-alone Master Agreement or similar agreement, under which the aggregate Exposure is calculated with reference to only a single transaction.
The underlying mechanism that determines the amount of collateral to be posted varies from one counterparty to another, and there is no standard formula. The varied mechanisms resulted from varied negotiations with different counterparties. The following is a brief description of the primary mechanisms that are currently being employed to determine the amount of collateral posting for this portfolio.
Reference to Market Indices — Under this mechanism, the amount of collateral to be posted is determined based on a formula that references certain tranches of a market index, such as either Itraxx or CDX. This mechanism is used for CDS transactions that reference either corporate loans, or residential mortgages. While the market index is not a direct proxy, it has the advantage of being readily obtainable.
Market Value of Reference Obligation — Under this mechanism the amount of collateral to be posted is determined based on the difference between the net notional amount of a referenced RMBS security and the security’s market value.
Expected Loss Models — Under this mechanism, the amount of collateral to be posted is determined based on the amount of expected credit losses, generally determined using a rating-agency model.
Negotiated Amount — Under this mechanism, the amount of collateral to be posted is determined based on bespoke terms negotiated between AIGFP and the counterparty, which could be a fixed percentage of the notional amount or present value of premiums to be earned by AIGFP.
The amount of collateral postings by underlying mechanism as described above with respect to the regulatory capital relief portfolio (prior to consideration of transactions other than AIGFP’s super senior credit default swap portfolio subject to the same Master Agreements) were as follows during 2008 and at February xx, 2009 (there were no collateral postings on this portfolio prior to March 31, 2008):

	March 31,		September	December	February
(in millions)	2008	June 30, 2008	30, 2008	31, 2008	XX, 2009

Reference to market indices	$				$
Market value of referenced obligation
Expected loss models
Negotiated amount
Other

Total	$—	$—	$—	$—	$

Arbitrage Portfolio — Multi-Sector CDOs
In the large majority of the CDS transactions in respect of multi-sector CDOs, the standard CSA provisions for the calculation of Exposure have been modified, with the Exposure amount determined pursuant to an agreed formula that is based on the difference between the net notional amount of such transaction and the market value of the relevant underlying CDO security, rather than the replacement value of the transaction. As of any date, the “market value” of the relevant CDO security is the price at which a marketplace participant would be willing to purchase such CDO security in a market transaction on such date, while the “replacement value of the transaction” is the cost on such date of entering into a credit default swap transaction with substantially the same terms on the same referenced obligation (e.g., the CDO security). In cases where a formula is utilized, a transaction-specific threshold is generally factored into the calculation of Exposure, which reduces the amount of collateral required to be posted. These thresholds typically vary based on the credit ratings of AIG and/or the reference obligations, with greater posting obligations arising in the context of lower ratings. For the large majority of counterparties to these transactions, the Master Agreement and CSA cover non-CDS transactions (e.g., interest rate and cross currency swap transactions) as well as CDS transactions. As a result, the amount of collateral to be posted by AIG in relation to the CDS transactions will be added to or offset by the amount, if any, of the Exposure AIG has to the counterparty on the non-CDS transactions.
Arbitrage Portfolio — Corporate Debt/CLOs
Almost all of AIGFP’s corporate arbitrage transactions are subject to CSAs. XX percent (measured by net notional amount) of these transactions contain no special collateral posting provisions, but are subject to a

Master Agreement that includes a CSA. These transactions are treated the same as other transactions subject to the same Master Agreement and CSA, with the calculation of collateral in accordance with the standard CSA procedures outlined above. XX percent (measured by net notional amount) of these transactions, although subject to a Master Agreement and CSA, have specific valuation and threshold provisions. These thresholds are typically based on a combination of the credit rating of AIG and a ratings model of the transaction developed by Moody’s model rating of the transaction (and not based on the value of any underlying reference obligations). Thus, as long as AIG maintains a rating above a specified threshold and the Moody’s model of the underlying transaction exceeds a specified rating, the collateral provisions do not apply.
Collateral Calls
AIGFP has received collateral calls from counterparties in respect of certain super senior credit default swaps, of which a large majority relate to multi-sector CDOs. To a lesser extent, AIGFP has also received collateral calls in respect of certain super senior credit default swaps entered into by counterparties for regulatory capital relief purposes and in respect of corporate arbitrage. Frequently, valuation estimates made by counterparties with respect to certain super senior credit default swaps or the underlying reference CDO securities, for purposes of determining the amount of collateral required to be posted by AIGFP in connection with such instruments, have differed, at times significantly, from AIGFP’s estimates. In almost all cases, AIGFP has been able to successfully resolve the differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of these collateral calls, AIGFP may engage in discussions with one or more counterparties in respect of these differences at any time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered in the determination of the fair value estimates of AIGFP’s super senior credit default swap portfolio.
Through June 30, 2007, AIGFP had not received any collateral calls related to this super senior credit default swap portfolio. Since that date and through February XX, 2009, counterparties have made large collateral calls against AIGFP, in particular related to the multi-sector CDO portfolio. This was largely driven by deterioration in the market value of the reference obligations and the effects of the downgrade of AIG’s ratings.
The amount of collateral postings with respect to AIGFP’s super senior credit default swap portfolio (prior to offsets for other transactions) were as follows:

	December 31,			September	December 31,
(in millions)	2007	March 31, 2008	June 30, 2008	30, 2008	2008

Regulatory Capital				[REDACTED]	[REDACTED]
Arbitrage — Multi-Sector CDO				[REDACTED]	[REDACTED]
Arbitrage — Corporate				[REDACTED]	[REDACTED]

Total				$32,800	[REDACTED]

The amount of future collateral posting requirements is a function of AIG’s credit ratings, the rating of the reference obligations and any further decline in the market value of the relevant reference obligations, with the latter being the most significant factor. While a high level of correlation exists between the amount of collateral posted and the valuation of these contracts in respect of the arbitrage portfolio, a similar relationship does not exist with respect to the regulatory capital portfolio given the nature of how the amount of collateral for these transactions is determined. Given the severe market disruption, lack of observable data and the uncertainty regarding the potential effects on market prices of measures recently undertaken by the federal government to address the credit market disruption, AIGFP is unable to reasonably estimate the amounts of collateral that it would be required to post.
Models and Modeling
AIGFP values its credit default swaps written on the super senior risk layers of designated pools of debt securities or loans using internal valuation models, third-party price estimates and market indices. The principal market was determined to be the market in which super senior credit default swaps of this type and size would be transacted, or have been transacted, with the greatest volume or level of activity. AIG has determined that the principal market participants, therefore, would consist of other large financial institutions who participate in sophisticated over-the-counter derivatives markets. The specific valuation methodologies vary based on the nature of the referenced obligations and availability of market prices.
The valuation of the super senior credit derivatives continues to be challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly during and since the second half of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets have increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.
AIGFP’s valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to available market information and to review the assumptions of the model on a regular basis.
Arbitrage Portfolio — Multi-Sector CDOs
The underlying assumption of the valuation methodology for AIGFP’s credit default swap portfolio wrapping multi-sector CDOs is that, to be willing to assume the obligations under a credit default swap, a market participant would require payment of the full difference between the cash price of the underlying tranches of the referenced securities portfolio and the net notional amount specified in the credit default swap.
AIGFP uses a modified version of the Binomial Expansion Technique (BET) model to value its credit default swap portfolio written on super senior tranches of CDOs of ABS, including the 2a-7 Puts. The BET model was developed in 1996 by a major rating agency to generate expected loss estimates for CDO tranches and derive a credit rating for those tranches, and has been widely used ever since.
AIG selected the BET model for the following reasons:
•	it is known and utilized by other institutions;

•	it has been studied extensively, documented and enhanced over many years;

•	it is transparent and relatively simple to apply;

•	the parameters required to run the BET model are generally observable; and

•	it can easily be modified to use probabilities of default and expected losses derived from the underlying collateral securities market prices instead of using rating-based historical probabilities of default.
The BET model has certain limitations. A well known limitation of the BET model is that it can understate the expected losses for super senior tranches when default correlations are high. The model uses correlations implied from diversity scores which do not capture the tendency for correlations to increase as defaults increase. Recognizing this concern, AIG tested the sensitivity of the valuations to the diversity scores. The results of the testing demonstrated that the valuations are not very sensitive to the diversity scores because the expected losses generated from the prices of the collateral pool securities are currently high, breaching the attachment point in most transactions. Once the attachment point is breached by a sufficient amount, the diversity scores, and their implied correlations, are no longer a significant driver of the valuation of a super senior tranche.
AIGFP has adapted the BET model to estimate the price of the super senior risk layer or tranche of the CDO. AIG modified the BET model to imply default probabilities from market prices for the underlying securities and not from rating agency assumptions. To generate the estimate, the model uses the price estimates for the securities comprising the portfolio of a CDO as an input and converts those price estimates to credit spreads over current LIBOR-based interest rates. These credit spreads are used to determine implied probabilities of default and expected losses on the underlying securities. These data are then aggregated and used to estimate the expected cash flows of the super senior tranche of the CDO.
The application of the modified BET model involves the following steps for each individual super senior tranche of a CDO in the portfolio:
1)	Calculation of the cash flow pattern that matches the weighted average life for each underlying security of the CDO;

2)	Calculation of an implied credit spread for each security from the price and cash flow pattern determined in step 1. This is an arithmetic process which converts prices to yields (similar to the conversion of United States Treasury security prices to yields), and then subtracts LIBOR-based interest rates to determine the credit spreads;

3)	Conversion of the credit spread into its implied probability of default. This also is an arithmetic process that determines the assumed level of default on the security that would equate the present value of the expected cash flows discounted at a risk-free rate, with the present value of the contractual cash flows discounted using LIBOR-based interest rates plus the credit spreads;

4)	Generation of expected losses for each underlying security using the probability of default and recovery rate;

5)	Aggregation of the cash flows for all securities to create a cash flow profile of the entire collateral pool within the CDO;

6)	Division of the collateral pool into a number of hypothetical independent identical securities based on the CDO’s diversity score so that the cash flow effects of the portfolio can be mathematically aggregated properly. The purpose of dividing the collateral pool into hypothetical securities is a simplifying assumption used in all BET models as part of a statistical technique that aggregates large amounts of homogeneous data;

7)	Simulation of the default behavior of the hypothetical securities using a Monte Carlo simulation and aggregation of the results to derive the effect of the expected losses on the cash flow pattern of the super senior tranche taking into account the cash flow diversion mechanism of the CDO;

8)	Discounting of the expected cash flows determined in step 7 using LIBOR-based interest rates to estimate the value of the super senior tranche of the CDO; and

9)	Adjustment of the model value for the super senior multi-sector CDO credit default swap for the effect of the risk of non-performance by AIG using the credit spreads of AIG available in the marketplace and considering the effects of collateral and master netting arrangements.
AIGFP employs a Monte Carlo simulation in step 7 above to assist in quantifying the effect on the valuation of the CDO of the unique aspects of the CDO’s structure such as triggers that divert cash flows to the most senior part of the capital structure. The Monte Carlo simulation is used to determine whether an underlying security defaults in a given simulation scenario and, if it does, the security’s implied random default time and expected loss. This information is used to project cash flow streams and to determine the expected losses of the portfolio.
In addition to calculating an estimate of the fair value of the super senior CDO security referenced in the credit default swaps using its internal model, AIGFP also considers the price estimates for the super senior CDO securities provided by third parties, including counterparties to these transactions, to validate the results of the model and to determine the best available estimate of fair value. In determining the fair value of the super senior CDO security referenced in the credit default swaps, AIGFP uses a consistent process which considers all available pricing data points and eliminates the use of outlying data points. When pricing data points are within a reasonable range an averaging technique is applied.

The following table presents the net notional amount and fair value of derivative liability of the multi-sector super senior credit default swap portfolio using AIGFP’s fair value methodology at December 31, 2008 and 2007:

	Net	Net	Fair Value	Fair Value
	Notional	Notional	of Derivative	of Derivative
	Amount at	Amount at	Liability at	Liability at
	December 31,	December 31,	December 31,	December 31,
(in millions)	2008	2007	2008	2007

BET model	$	$	$	$
Third party price
Average of BET model and third party price
Other
European RMBS

Total	$	$	$	$—

The fair value of derivative liability of $X.X billion recorded on AIGFP’s super senior multi-sector CDO credit default swap portfolio represents the cumulative change in fair value of the remaining derivatives, which represents AIG’s best estimate of the amount it would need to pay to a willing, able and knowledgeable third party to assume the obligations under AIGFP’s super senior multi-sector credit default swap portfolio at December 31, 2008.
Arbitrage Portfolio — Corporate Debt/CLOs
The valuation of credit default swaps written on portfolios of investment-grade corporate debt and CLOs is less complex than the valuation of super senior multi-sector CDO credit default swaps and the valuation inputs are more transparent and readily available.
In the case of credit default swaps written on portfolios of investment-grade corporate debt, AIGFP estimates the fair value of its obligations by comparing the contractual premium of each contract to the current market levels of the senior tranches of comparable credit indices, the iTraxx index for European corporate issuances and the CDX index for U.S. corporate issuances. These indices are considered reasonable proxies for the referenced portfolios. In addition, AIGFP compares these valuations to third party prices and makes adjustments as necessary to determine the best available estimate of fair value.
AIGFP estimates the fair value of its obligations resulting from credit default swaps written on CLOs to be equivalent to the par value less the current market value of the referenced obligation. Accordingly, the value is determined by obtaining third-party quotes on the underlying super senior tranches referenced under the credit default swap contract.
No assurance can be given that the fair value of AIGFP’s arbitrage credit default swap portfolio would not change materially if other market indices or pricing sources were used to estimate the fair value of the portfolio.
Regulatory Capital Portfolio
In the case of credit default swaps written to facilitate regulatory capital relief, AIGFP estimates the fair value of these derivatives by considering observable market transactions. The transactions with the most observability are the early terminations of these transactions by counterparties. AIG expects that the majority of these transactions will be terminated within the next 15 months by AIGFP’s counterparties. During 2008, $XX.X billion in net notional amount of regulatory capital super senior transactions was terminated or matured. AIGFP has also received formal termination notices for an additional $XX.X billion in net notional amount of regulatory capital super senior CDS transactions with effective termination dates in 2009. AIGFP has not been required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. AIGFP also considers other market data, to the extent relevant and available.
AIGFP does not expect to make any payment under these contracts based on current portfolio conditions and stress analyses performed. Over the contractual life of the transactions, AIGFP is owed contractual premiums over an extended period. However, the expectation that the counterparties will be willing and able to terminate these transactions in the very near term based on the contract provisions and market conditions significantly reduces the expected future cash flows to be received. Consequently, the future expected cash flows validate the observable market transactions used to price the portfolio.
In light of early termination experience to date and after other analyses, AIG determined that there was no unrealized market valuation adjustment for this regulatory capital relief portfolio for the year ended December 31, 2008 other than for one transaction where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief. During 2008, a regulatory capital relief transaction with a net notional amount of $X.X billion and a fair value loss of $XXX million at December 31, 2008 was not terminated as expected when it no longer provided regulatory capital benefit to the counterparty. This transaction provides protection on European RMBS, unlike the other regulatory transactions, which provide protection on loan portfolios held by the counterparties. The documentation for this transaction contains provisions not included in AIGFP’s other regulatory capital relief transactions, which enable the counterparty to arbitrage a specific credit exposure.
AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the significant deterioration in the credit markets and the risk that AIGFP’s expectations with respect to the termination of these transactions by its counterparties may not materialize, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods, and given its size, recognition of even a small percentage decline in the fair value of this portfolio could be material to AIG’s consolidated results of operations for an individual reporting period or to AIG’s consolidated financial condition.
Key Assumptions Used in the BET model — Multi-Sector CDOs
The most significant assumption used in the BET model is the estimated price of the individual securities within the CDO collateral pools. The following table summarizes the gross transaction notional weighted average price at December 31, 2008 and 2007, by ABS category.

	Gross Transaction Notional Weighted Average Price
	at December 31,
ABS Category	2008		2007

RMBS Prime		%		%
RMBS Alt-A(a)
RMBS Subprime
CMBS
CDOs
Other

Total		%		%

(a)	RMBS Alt-A category was included in RMBS Prime in 2007.
The decrease in the weighted average prices reflects continued deterioration in the markets for RMBS and CMBS and further downgrades in RMBS and CMBS credit ratings.
Prices for the individual securities held by a CDO are obtained in most cases from the CDO collateral managers, to the extent available. For the year ended December 31, 2008, CDO collateral managers provided market prices for XX percent of the underlying securities. When a price for an individual security is not provided by a CDO collateral manager, AIGFP derives the price through a pricing matrix using prices from CDO collateral managers for similar securities. Matrix pricing is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the relationship of the security to other benchmark-quoted securities. Substantially all of the CDO collateral managers who provided prices used dealer prices for all or part of the underlying securities, in some cases supplemented by third-party pricing services.
The BET model also uses diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs requires the use of judgment and estimates, particularly in the absence of market-observable data. Diversity scores (which reflect default correlations between the underlying securities of a CDO) are obtained from CDO trustees or implied from default correlations. Weighted average lives of the underlying securities are obtained, when available, from external subscription services such as Bloomberg and Intex and, if not available, AIGFP utilizes an estimate reflecting known weighted average lives. Collateral recovery rates are obtained from the multi-sector CDO recovery data of a major rating agency. AIGFP utilizes a LIBOR-based interest rate curve to derive its discount rates.
AIGFP employs similar control processes to validate these model inputs as those used to value AIG’s investment portfolio as described in Critical Accounting Estimates — Fair Value Measurements of Certain Financial Assets and Liabilities — Overview. The effects of the adjustments resulting from the validation process were de minimis for each period presented.
Valuation Sensitivity — Arbitrage Portfolio
Multi-Sector CDOs
AIG utilizes sensitivity analyses that estimate the effects of using alternative pricing and other key inputs on AIG’s calculation of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio. While AIG believes that the ranges used in these analyses are reasonable, given the current difficult market conditions, AIG is unable to predict which of the scenarios is most likely to occur. As recent experience demonstrates, actual results in any period are likely to vary, perhaps materially, from the modeled scenarios, and there can be no assurance that the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio will be consistent with any of the sensitivity analyses. Further, it is difficult to extrapolate future experience based on current dislocated market conditions.
For the purposes of estimating sensitivities for the super senior multi-sector CDO credit default swap portfolio, the change in valuation derived using the BET model is used to estimate the change in the fair value of the derivative liability. Out of the total $XX.X billion net notional amount of CDS written on multi-sector CDOs outstanding at December 31, 2008, a BET value is available for $X.X billion net notional amount. No BET value is determined for $X.X billion of CDS written on European multi-sector CDOs as prices on the underlying securities held by the CDOs are not provided by the collateral managers; instead these CDS are valued using counterparty prices. Therefore, sensitivities disclosed below apply only to the net notional amount of $X.X billion.
As mentioned above, the most significant assumption used in the BET model is the estimated price of the securities within the CDO collateral pools. If the actual price of the securities within the collateral pools differs from the price used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. Any further declines in the value of the underlying collateral securities held by a CDO will similarly affect the value of the super senior CDO securities given their significantly depressed valuations. Given the current difficult market conditions, AIG cannot predict reasonably likely changes in the prices of the underlying collateral securities held within a CDO at this time.
The following table presents key inputs used in the BET model, and the potential increase (decrease) to the fair value of the derivative liability by ABS category at December 31, 2008 corresponding to changes in these key inputs:

dollars in millions)

	Inputs	Increase (Decrease) to Fair Value of Derivative Liability
used at
	December		Entire	RMBS	RMBS	RMBS
	31, 2008	Change	Portfolio	Prime	Alt-A	Subprime	CMBS	CDOs	Other

Bond prices		Increase of 5 points Decrease of 5 points

Weighted average life		Increase of 1 year Decrease of 1 year

Recovery rates		Increase of 10% Decrease of 10%

Diversity score (a)		Increase of 5 Decrease of 5

Discount curve (b)	N/A	Increase of 100bps

(a)	The diversity score is an input at the CDO level. A calculation of sensitivity to this input by type of security is not possible.

(b)	The discount curve is an input at the CDO level. A calculation of sensitivity to this input by type of security is not possible. Furthermore, for this input it is not possible to disclose a weighted average input as a discount curve consists of a series of data points.
These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the key inputs will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these key inputs can be interpolated or extrapolated from the results set forth above.
Corporate Debt
The following table represents the relevant market credit indices and CDS maturity used to estimate the sensitivity for the credit default swap portfolio written on investment-grade corporate debt and the estimated increase (decrease) to fair value of derivative liability at December 31, 2008 corresponding to changes in these market credit indices and maturity:

Increase (Decrease)
	Input Used at	to Fair Value
(in millions)	December 31, 2008	of Derivative Liability

CDS maturity (in years)
CDX Index
Effect of an increase of 10 basis points		$
Effect of a decrease of 10 basis points
iTraxx Index
Effect of an increase of 10 basis points
Effect of a decrease of 10 basis points
These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the indices and maturity will not exceed, perhaps significantly, the ranges assumed by AIGFP for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these indices and maturity can be interpolated or extrapolated from the results set forth above.